                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        BLISS & LAUGHLIN INDUSTRIES INC.
                       ----------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    093546109
                                ----------------
                                 (CUSIP Number)

                                ROBERT B. MCKEON
                              BRW STEEL CORPORATION
                            C/O VERITAS CAPITAL, INC.
                            TEN EAST FIFTIETH STREET
                            NEW YORK, NEW YORK 10022
                           TELEPHONE:  (212) 688-0020
                    ---------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 WITH COPIES TO:
                                  KEN M. BROWN
                            PILLSBURY MADISON & SUTRO
                     1050 CONNECTICUT AVENUE, NW, SUITE 1200
                              WASHINGTON, DC 20036

                               SEPTEMBER 18, 1995
                         -------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement.  /x/

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 14 Pages
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1    NAME OF REPORTING PERSON                            BRW Steel Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  / /
                                                                      (b)  /x/*
3    SEC USE ONLY

4    SOURCE OF FUNDS                                                        OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                             / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

 NUMBER OF         7         SOLE VOTING POWER                             N/A
  SHARES
BENEFICIALLY       8         SHARED VOTING POWER                       774,059
  OWNED BY
    EACH           9         SOLE DISPOSITIVE POWER                        N/A
 REPORTING
PERSON WITH       10         SHARED DISPOSITIVE POWER                  774,059

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                            774,059

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                              / /

13    PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (11)                                              19.5%

14   TYPE OF REPORTING PERSON                                               CO

* BRW disclaims it is a "group" with the Management Stockholders (as defined below). BRW Steel Corporation ("BRW"), B&L Acquisition Corporation ("BRW Sub") and the Management Stockholders executed on September 18, 1995 a Stock Option Agreement (the "Stock Option Agreement") which provides, among other things, that the Management Stockholders will vote their Shares in favor of a merger (the "Merger") of Bliss & Laughlin Industries Inc. (the "Issuer") into BRW Sub pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") executed on September 18, 1995 among BRW, BRW Sub and the Issuer. The Management Stockholders are: Gregory H. Parker, Roger G. Fein, as Trustee of the Gregory H. Parker Irrevocable Family Trust under Trust Agreement dated October 31, 1988; F. Elizabeth Parker; Anthony Romanovich, Barbara Romanovich; George W. Fleck; Joan E. Fleck; Gerald E. Brady; Carole A. Brady; Michael A. DeBias; William P. Daughtery Trust dated May 11, 1989, William P. Daughtery, Trustee; Ellen L. Daughtery Trust dated May 11, 1989, Ellen L. Daughtery, Trustee; Chester J. Pucilowski; Geraldine Pucilowski; Richard M. Bogdon; Phyllis Bogdon;
    Carl H. Laib; and Richard W. Ressler. The Schedule 13D filed by the Management Stockholders on September 26, 1995 relating to the Issuer's Common Stock is incorporated in its entirety herein by reference.


                              Page 2 of 14 Pages


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1     NAME OF REPORTING PERSON                   B & L Acquisition Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  / /
                                                                      (b)  /x/*

3     SEC USE ONLY

4     SOURCE OF FUNDS                                                       OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)                            / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

 NUMBER OF         7         SOLE VOTING POWER                             N/A
  SHARES
BENEFICIALLY       8         SHARED VOTING POWER                       774,059
  OWNED BY
    EACH           9         SOLE DISPOSITIVE POWER                        N/A
 REPORTING
PERSON WITH       10         SHARED DISPOSITIVE POWER                  774,059

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                            774,059

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                              / /

13    PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (11)                                              19.5%

14    TYPE OF REPORTING PERSON                                              CO

* BRW Sub disclaims it is a "group" with the Management Stockholders. Pursuant to the Stock Option Agreement, the Management Stockholders have agreed to vote all of the shares of the Issuer's common stock owned by such Management Stockholder in favor of the Merger. The Schedule 13D filed by the Management Stockholders on or about September 26, 1995 is incorporated in its entirety herein by reference.


                              Page 3 of 14 Pages


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ITEM 1.    SECURITY AND ISSUER.

     This Schedule 13D filing relates to the common stock, par value $.01 per share (the "Common Stock"), of Bliss & Laughlin Industries Inc. (the "Issuer"), with principal executive offices at 281 East 155th Street, Harvey, Illinois.

ITEM 2.    IDENTITY AND BACKGROUND.

(1)   BRW STEEL CORPORATION.

      (a)  Name of Person Filing:  BRW Steel Corporation ("BRW")

      (b)  Address of Principal Business Office:

           BRW Steel Corporation
           c/o Veritas Capital Inc.
           Ten East Fiftieth Street
           New York, NY 10022

      (c)  Principal Business:

           BRW Steel is a manufacturer of special quality engineered steel bars with facilities in Johnstown, PA and Lackawanna, NY.

      (d)  Criminal Proceedings:

           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

      (e)  Civil Proceedings:

           During the last five years, the Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Citizenship:

           United States of America.

(2)   B & L ACQUISITION CORPORATION.

      (a)  Name of Person Filing:  B & L Acquisition Corporation ("BRW Sub")

      (b)  Address of Principal Business Office:

           B&L Acquisition Corporation
           c/o Veritas Capital Inc.
           Ten East Fiftieth Street
           New York, NY 10022

      (c)  Principal Business:

           BRW Sub is a wholly owned subsidiary of BRW formed for the purpose of acquiring the Issuer.


                              Page 4 of 14 Pages


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      (d)  Criminal Proceedings:

           During the last five years, BRW Sub has not been convicted in any criminal proceeding.

      (e)  Civil Proceedings:

           During the last five years, BRW Sub has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Citizenship:

           United States of America.

Information concerning the executive officers, directors and control persons of BRW and BRW Sub is provided below.

(3)   BRW STEEL HOLDINGS, L.P.

      (a)  Name of Person:  BRW Steel Holdings, L.P.

      (b)  Address of Principal Business Office:

           BRW Steel Corporation
           c/o Veritas Capital Inc.
           Ten East Fiftieth Street
           New York, NY 10022

      (c)  Principal Business:

           BRW Steel Holdings, L.P. is a Delaware limited partnership formed to acquire the stock of BRW in connection with the acquisition of BRW from Bethlehem Steel. BRW Steel Holdings, L.P. owns 100% of the stock of BRW. The general partner of BRW Steel Holdings, L.P. is BRW Partners, Inc., a corporation controlled by Messrs. McKeon, Campbell and Brotman.

     (d)   Criminal Proceedings:

           During the last five years, BRW Steel Holdings, L.P. has not been convicted in any criminal proceeding.

      (e)  Civil Proceedings:

           During the last five years, BRW Steel Holdings, L.P. has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Citizenship:

           United States of America.

(4)   BRW PARTNERS, INC.


                              Page 5 of 14 Pages


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      (a)  Name of Person:  BRW Partners, Inc.

      (b)  Address of Principal Business Office:

           BRW Steel Corporation
           c/o Veritas Capital Inc.
           Ten East Fiftieth Street
           New York, NY 10022

      (c)  Principal Business:

           BRW Partners, Inc. is a Delaware corporation formed to act as general partner of BRW Steel Holdings, L.P. BRW Partners, Inc. is controlled by Messrs. McKeon, Campbell and Brotman.

      (d)  Criminal Proceedings:

           During the last five years, BRW Partners, Inc. has not been convicted in any criminal proceeding.

      (e)  Civil Proceedings:

           During the last five years, BRW Partners, Inc. has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Citizenship:

           United States of America.

(5)   ROBERT B. MCKEON.

      (a)  Name:  Robert B. McKeon

      (b)  Address of Principal Business Office:

           BRW Steel Corporation
           c/o Veritas Capital Inc.
           Ten East Fiftieth Street
           New York, NY 10022

      (c)  Principal Business:

           Mr. McKeon is a director and Co-Chairman of the Board of Directors of BRW and a principal of Veritas Capital, an investment banking firm. Mr. McKeon owns 57.5% of the stock of BRW Partners, Inc. and is the president and a director of the corporation. BRW Partners, Inc. is the general partner of BRW Steel Holdings, L.P., which is the sole stockholder of BRW. Mr. McKeon also owns 57.5% of the stock of Johnstown Acquisition Corp. and is the president and a director of that entity, which is a limited partner of BRW Steel Holdings, L.P.

      (d)  Criminal Proceedings:

           During the last five years, Robert B. McKeon has not been convicted in any criminal proceeding.


                              Page 6 of 14 Pages


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      (e)  Civil Proceedings:

           During the last five years, Robert B. McKeon has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Citizenship:

           United States of America.

(6)   THOMAS J. CAMPBELL.

      (a)  Name:  Thomas J. Campbell

      (b)  Address of Principal Business Office:

           BRW Steel Corporation
           c/o Veritas Capital Inc.
           Ten East Fiftieth Street
           New York, NY 10022

      (c)  Principal Occupation:

           Mr. Campbell is a director and Co-Chairman of the Board of Directors of BRW. He is also a principal of Veritas Capital, an investment banking firm. Mr. Campbell owns 32.5% of BRW Partners, Inc. and is the vice president and a director of the corporation (which is the general partner of BRW Steel Holdings, L.P., which is the sole stockholder of BRW). Mr. Campbell also owns 32.5% of Johnstown Acquisition Corp. and is the vice president and a director of the corporation, which is a limited partner of BRW Steel Holdings, L.P.

      (d)  Criminal Proceedings:

           During the last five years, Thomas J. Campbell has not been convicted in any criminal proceeding.

      (e)  Civil Proceedings:

           During the last five years, Thomas J. Campbell has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Citizenship:

           United States of America.

(7)   KENNETH M. BROTMAN.

      (a)  Name:  Kenneth M. Brotman


                              Page 7 of 14 Pages


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      (b)  Address of Principal Business Office:

           BRW Steel Corporation
           c/o Veritas Capital Inc.
           Ten East Fiftieth Street
           New York, NY 10022

      (c)  Principal Occupation:

           Mr. Brotman is a director of BRW and the Executive Vice President and Chief Financial Officer, Treasurer and Secretary of BRW and a principal of Veritas Capital, an investment banking firm.
           Mr. Brotman owns 10% of BRW Partners, Inc. and is the vice president, secretary and treasurer and a director of the corporation. BRW Partners is the general partner of BRW Steel Holdings, L.P., which is the sole stockholder of BRW Steel Corporation. Mr. Brotman also owns 10% of Johnstown Acquisition Corp. and is the vice president, secretary and treasurer and a director of that corporation, which is a limited partner of BRW Steel Holdings, L.P.

      (d)  Criminal Proceedings:

           During the last five years, Kenneth R. Brotman has not been convicted in any criminal proceeding.

      (e)  Civil Proceedings:

           During the last five years, Kenneth R. Brotman has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Citizenship:

           United States of America.

(8)   JAMES POWERS.

      (a)  Name:  James Powers

      (b)  Address of Principal Business Office:

           BRW Steel Corporation
           c/o Veritas Capital Inc.
           Ten East Fiftieth Street
           New York, NY 10022

      (c)  Principal Occupation:

           Mr. Powers is the President and Chief Executive Officer of BRW.

      (d)  Criminal Proceedings:

           During the last five years, James Powers has not been convicted in any criminal proceeding.

      (e)  Civil Proceedings:


                              Page 8 of 14 Pages


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           During the last five years, James Powers has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Citizenship:

           United States of America.

(9)   DENNY BOZIC.

      (a)  Name of Person Filing:  Denny Bozic

      (b)  Address of Principal Business Office:

           BRW Steel Corporation
           c/o Veritas Capital Inc.
           Ten East Fiftieth Street
           New York, NY 10022

      (c)  Principal Occupation:

           Mr. Bozic is the Executive Vice President of BRW.

      (d)  Criminal Proceedings:

           During the last five years, Denny Bozic has not been convicted in any criminal proceeding.

      (e)  Civil Proceedings:

           During the last five years, Denny Bozic has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)  Citizenship:

           United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      BRW Sub, BRW and the Management Stockholders have entered into a Stock Option Agreement dated as of September 16, 1995 (the "Stock Option Agreement") which provides BRW Sub with the right to acquire 774,059 shares (the "Shares") of Common Stock from the Management Stockholders at a price per share of $7.75. The aggregate amount of funds necessary for BRW Sub to acquire the Shares pursuant to the Stock Option Agreement and reported as beneficially owned pursuant to Item 5 below will be approximately $6 million. BRW Sub, BRW and the Issuer have entered into an Agreement and Plan of Merger dated as of September 16, 1995 (the "Merger Agreement") which provides that upon the Merger, each share of Common Stock will represent the right to receive $7.75 per share. The amount of funds necessary to consummate the Merger under the Merger Agreement will be approximately $31 million (assuming BRW Sub has not previously exercised the Option, in which case the additional funds necessary to consummate the Merger would be approximately $25 million). BRW Steel intends to use the best available means for financing both the exercise of the Stock Option Agreement and the consummation of the Merger, including bank financing, a private placement of equity or debt securities or other available financing.


                              Page 9 of 14 Pages


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ITEM 4.    PURPOSE OF THE TRANSACTION.

      The purpose of obtaining the right to acquire the Shares pursuant to the Stock Option Agreement, a copy of which is attached hereto as Exhibit A, is to facilitate BRW's acquisition of control of the Issuer. Concurrently with the execution of the Stock Option Agreement, BRW, BRW Sub and the Issuer executed the Merger Agreement, a copy of which is attached hereto as Exhibit B and the terms of which are hereby incorporated by reference. The terms of the Stock Option Agreement are discussed more fully in Item 6 below.

      Upon consummation of the Merger, each issued and outstanding share of the Issuer will be converted into the right to receive $7.75, and shares held by BRW and BRW Sub and all unissued shares will be canceled. Shares of BRW Sub will be converted into shares in the Issuer.

      The Issuer is obligated to engage in a proxy solicitation and hold a special shareholder meeting to obtain shareholder approval for the Merger. Under the terms of the Merger, the Issuer shall not engage in activities aimed at encouraging the submission of offers relating to the acquisition of the equity interest in the Issuer.

      Until the Merger is consummated, the Issuer's business will continue to operate in the usual course of business. During that time period, the Issuer is prohibited from issuing shares, splitting up, combining with another entity, entering any agreements to lend or borrow money, and disposing of or acquiring any material properties or assets, except in the ordinary course of business.

      BRW Sub has agreed that for one year following the Merger if it: (i) sells or exchanges all or substantially all of the stock in the Issuer; (ii) merges or consolidates the Issuer; or (iii) sells substantially all the assets of the Issuer, BRW Sub will pay 50% of the profit from such transaction to each stockholder whose shares were converted.

      As a condition to consummation of the Merger, BRW must raise $50,000,000 in debt financing by December 29, 1995. Also, the Issuer must have received an independent evaluation of the expected solvency of BRW and BRW Sub after the consummation of the Merger.

      The Merger Agreement may be terminated by mutual written consent. It may be unilaterally terminated by BRW if: (i) the Issuer publicly withdraws its approval of the Merger; (ii) a third party becomes the beneficial owner of forty-five percent or more of the Issuer's shares; (iii) Stelco Inc. takes any legal action that would prevent the Merger from taking place before December 29, 1995; (iv) a tender or exchange offer by a third party attempts to take over twenty percent of the stock in the Issuer for more than $7.75 per share; (v) the Issuer breaches the Merger Agreement; (vi) BRW is not able to raise a minimum of $50,000,000 in debt financing; (vii) the results of BRW's environmental due diligence review of the Company are unsatisfactory; or (viii) the conditions to BRW's obligations are not satisfied. The Merger Agreement may be unilaterally terminated by the Issuer if (i) the Merger is not consummated by December 29, 1995; (ii) BRW does not receive a "highly confident" letter by October 9, 1995; (iii) the Board of Directors determine that its failure to terminate the Merger Agreement could subject the Board to liability for a breach of its fiduciary duties; (iv) the conditions to the Issuer's obligations have not been satisfied; or (v) BRW breaches the Merger Agreement. The Merger Agreement may be terminated by either party (i) by order of a court; (ii) if the Merger does not take place by December 29, 1995; or (iii) if Stelco Inc. exercises all of its rights of first refusal under the Bliss & Laughlin Right of First Refusal and Standstill Agreement dated May 11, 1990 (the "First Refusal Agreement").

      If BRW terminates the Merger Agreement because either (i) action by Stelco Inc. has the effect of preventing the Merger or (ii) a third party commences a tender or exchange offer to acquire twenty percent or more of the Issuer's stock at a price greater than $7.75 per share, or the Issuer terminates the Merger Agreement because its Board of Directors determine that failure to terminate the Merger Agreement would result in a breach of its fiduciary duties, the


                             Page 10 of 14 Pages


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Issuer must pay BRW a cash cancellation fee of $1,000,000 plus reimbursement for all out-of-pocket expenses and fees incurred by BRW.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) BRW Sub has the right to acquire, pursuant to the Stock Option Agreement, 774,059 shares, or approximately 19.5%, of Issuer Common Stock. The 19.5% calculation is based on the total number of shares of Common Stock which may be purchased under the Stock Option Agreement (774,059) divided by the number of shares of Common Stock outstanding as September 15, 1995 (3,969,518).

                BRW Sub is the beneficial owner of the Shares to which this
            Statement relates pursuant to its rights under the Stock Option Agreement to acquire the Shares.

                BRW and BRW Sub disclaim any membership in a "group" with the
            Management Stockholders as defined in Rule 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). Each of the Management Stockholders has granted BRW Sub an option pursuant to the Stock Option Agreement with respect to 774,059 shares of Common Stock, or approximately fifty percent (50%) of shares of Common Stock beneficially owned by such Management Stockholders. Pursuant to the Stock Option Agreement, the Management
            Stockholders have agreed to vote all their shares of Common Stock (whether or not BRW Sub exercises its option) in favor of the Merger. The Management Stockholders beneficially own approximately 1,559,759 shares of Common Stock, or 38% of the Common Stock. The Management Stockholders have also filed Schedule 13D relating to the transactions contemplated by the Stock Option Agreement. The information in the Schedule 13D of the Management Stockholders filed on or about September 26, 1995 relating to the Common Stock is hereby incorporated by reference.

                BRW owns beneficially 100% of the stock of BRW Sub; BRW Steel
            Holdings, L.P. beneficially owns 100% of the stock of BRW; BRW Partners, Inc. is the general partner of BRW Steel Holdings, L.P.; Robert McKeon beneficially owns 57.5% of the stock of BRW Partners, Inc. and Johnstown Acquisition Corp. (a limited partner of BRW Steel Holdings, L.P.) and is a director and Co-Chairman of BRW's Board of Directors; Thomas Campbell beneficially owns 32.5% of the stock of BRW Partners, Inc. and Johnstown Acquisition Corp. and is a director and Co-Chairman of BRW's Board of Directors;
            and Ken Brotman beneficially owns 10% of the stock of BRW Partners, Inc. and Johnstown Acquisition Corp. and is the Executive Vice President and Chief Financial Officer, Treasurer and Secretary of BRW. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that BRW Steel Holdings, L.P., BRW Partners, Inc., Robert McKeon, Thomas Campbell or Ken Brotman is the beneficial owner of any of the Shares or a member of a group together with BRW Sub or the Management Stockholders for the purposes of Section 13(d) of the Act or for any other purpose.

      (c)-(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      BRW Sub, BRW and the Management Stockholders executed the Stock Option Agreement on September 18, 1995, a copy of which is attached hereto as Exhibit A and the terms of which are incorporated herein by reference. BRW Sub, BRW and the Issuer executed the Merger Agreement on September 18, 1995, a copy of which is attached hereto as Exhibit B and the terms of which are incorporated herein by reference. The terms of the Merger Agreement are discussed in more detail in Item 4 above.


                             Page 11 of 14 Pages


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      Pursuant to the Stock Option Agreement, the Management Stockholders
have granted BRW Sub the right to purchase 774,059 shares of Common stock at a price per share of $7.75. BRW Sub may exercise the Stock Option at any time prior to December 29, 1995 or termination of the Merger Agreement due to a material breach by BRW Sub. If a Management Stockholder sells the shares covered by the Stock Option Agreement before September 16, 1996, 50% of the proceeds in excess of $7.75 per share must be paid to BRW Sub. All shares covered by the Stock Option Agreement have been delivered into an escrow account pursuant to a Stock Escrow Agreement among BRW Sub, the Management Stockholders and LaSalle National Trust, N.A., a copy of which is attached hereto as Exhibit C-1 for all stockholders other than Gregory Parker and Exhibit C-2 for Mr. Gregory Parker. During the term of the Stock Option Agreement each Management Stockholder has agreed not to take certain actions, including selling or otherwise transferring the shares, acquiring additional shares, enter into a voting agreement or directly or indirectly initiate discussions or engage in negotiation with any entity other than BRW Sub.

      If BRW Sub sells the Shares on or before September 16, 1996, 50% of the net sales proceeds must be paid to Management Stockholders, pro rata in accordance with share holdings.

      Each Management Stockholder has agreed to use his best efforts to prevent the Company from taking additional action including issuing additional stock or debt or selling any assets. Furthermore, each Management Stockholder has agreed to vote the Shares in favor of the Merger and against any action which would impede the Manager.

      BRW has guaranteed each and every obligation of BRW Sub under the Merger Agreement.

      Stelco Inc. has certain rights of first refusal under the First Refusal Agreement with respect to the Shares. If Stelco Inc. exercises certain rights of first refusal Stelco Inc. has with respect to the Shares, the Management Stockholders have agreed to pay BRW Sub a cancellation fee of $1,250,000 plus expenses of up to $250,000.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A    Stock Option Agreement between B & L Acquisition
                   Corporation, BRW Steel Corporation and the Management
                   Stockholders listed therein.

      Exhibit B    Agreement and Plan of Merger dated as of September 16, 1995 by and among BRW Steel Corporation, B & L Acquisition
                   Corporation and Bliss & Laughlin Industries Inc.

     Exhibit C-1   Form of Stock Escrow Agreement by and among BRW Sub,
                   LaSalle National Trust, N.A. and the Management
                   Stockholders other than Gregory Parker.

     Exhibit C-2   Form of Stock Escrow Agreement by and among BRW Sub,
                   LaSalle National Trust, N.A. and Gregory Parker.





                             Page 12 of 14 Pages

                                  SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated as of September 26, 1995.

                                     B & L Acquisition Corporation


                                     By  /s/ Robert B. McKeon
                                         -------------------------------------
                                     Name  Robert B. McKeon
                                          ------------------------------------
                                     Title  President
                                          ------------------------------------







                             Page 13 of 14 Pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated as of September 26, 1995.

                                     BRW Steel Corporation


                                     By  /s/ Robert B. McKeon
                                         -------------------------------------

                                     Name  Robert B. McKeon
                                          ------------------------------------

                                     Title  President
                                          ------------------------------------









                             Page 14 of 14 Pages